August 18, 2008

Mr. Mark Shannon, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	INCA Designs, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2007

File No. 000-26257

Your letter of July 21, 2008

Dear Mr. Shannon:

Regarding your comment letter of July 21, 2008, we provide the following responses:

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 21.

1. The management of INCA Designs, Inc. (the “Company”) did perform an assessment of internal control over its financial reporting as of March 28, 2008 for the period ended December 31, 2007 and was required to report on management’s assessment of internal control over financial reporting in our Form 10-KSB for fiscal year ended December 31, 2007, although we failed to properly report the assessment therein. As required, we have amended our filing under Item 8A(T).

2. Please refer to Item 1 above.

3. As required, we have amended our filing under Item 8A(T) to properly reflect the effectiveness conclusions of the Company’s CEO and CFO with respect to the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13c-15(e).

4. As required, we have amended our filing under Item 8A(T) to definitely state that ‘there were no changes in our internal controls over financial reporting during the fourth quarter of the year ended December 31, 2007 that materially affected or are reasonably likely to materially affect our internal controls over financial reporting.’

In conclusion, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

976 LEXINGTON AVENUE, NEW YORK, NY 10021 T: 212 327-3007 F: 212 327-3009 WWW.INCABAG.COM

Mr. Mark Shannon, Staff Accountant

August 18, 2008

Page Two

Coincident with the filing of this correspondence, the Company is filing an amendment to its Form 10-KSB for year ended December 31, 2007 reflecting the changes mentioned herein. Said amendment does not include the Company’s financial statements which were filed in the original filing.

Sincerely,

INCA DESIGNS, INC.

/s/ Stacy Josloff
Stacy Josloff
Chief Executive Officer